Exhibit 23.3

Consent of Independent Auditors

We consent to the use of our reports dated June 8, 2017, with respect to the (i) combined statement of revenues and expenses from real estate operations of the JBG Real Estate Operating Assets for the year ended December 31, 2016; and (ii) the consolidated financial statements of JBG/Operating Partners, L.P. as of and for the year ended December 31, 2016, incorporated herein by reference.

/s/ KPMG LLP

McLean, Virginia

September 18, 2017